UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of  June, 2006

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 42 - 12º Andar
Rio de Janeiro – RJ – Brasil
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) # 04.032.433/0001 -80
Company Registry ID (NIRE) # 33300275410
Publicly-held Company

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON JUNE 29, 2006

I. DATE, PLACE AND TIME: held on June 29, 2006, at 11:30 am, at the headquarters of its Controlling Company, Telemar Participações S/A, located at Praia de Botafogo, 300, 11th floor, room 1101 (part of), Botafogo, in the City of Rio de Janeiro, State of Rio de Janeiro, has the following wording: II. ATTENDANCE: The members of the Company’s Board of Directors representing the majority of the members appointed for the current fiscal year. There was also registered as an invited participant the presence of Mr. Sergio André Porto Izidoro da Silva representing BNDES Participações – BNDESPAR. III. CALL NOTICE: The Call Notice was made through individual messages sent directly to the Board Members IV. DESK: Chairman, Mr. Carlos Francisco Ribeiro Jereissati and, Secretary, Ms. Luciene Sherique. V. AGENDA: (1) Opening of the Share Repurchase Program for shares issued by Contax Participações S.A. (”Company”) for maintenance in treasury or cancellation. VI. RESOLUTIONS: The Board of Directors, in compliance with article 17, XVI, of the Company’s Bylaws, approved the opening of a Share Repurchase Program (“Program”) for maintenance in treasury or cancellation, as of the disclosure date of this resolution and its prolongation for 365 (three hundred and sixty-five) days, i.e. until June 29, 2007 (inclusive), pursuant to CVM Instruction 10/80, and subsequent amendments to same, the following having been authorized: (i) Aim of the Program: to repurchase Company shares, with no reduction in capital, in view of the Executive Board’s belief that the current economic conditions warrant such an operation, given the attractive price of the shares on the Stock Exchange; (ii) Resources for the Program: the acquisition will be paid for by debiting the capital and statutory reserve, in the Balance Sheet of March 31, 2006, of R$50,000,000.00 (fifty million Reais) and R$57,476,885.29, (fifty seven million, four hundred seventy-six thousand, eight hundred eighty-five Reais and twenty-nine cents) respectively; (iii) Amount of shares to be acquired: up to 5,886,972 (five million, eight hundred eighty-six thousand, nine hundred and seventy-two) common shares and 11,773,944 (eleven million, seven hundred seventy-three thousand, nine hundred and forty-four) preferred shares, respectively corresponding to 10.00% of the outstanding common shares and 4.67% of outstanding preferred shares; (iv) Amount of outstanding shares: pursuant to Article 5 of CVM Instruction 10/80, the volume of outstanding shares is 58,869,720 (fifty eight million, eight hundred sixty-nine thousand, seven hundred and twenty) common shares and 252,355,850 (two hundred fifty-two million, three hundred fifty-five thousand, eight hundred and fifty) preferred shares; (v) Brokerage companies: the operation will be handled by the following brokerage houses: BRADESCO S/A CORRETORA DE T¥TULOS E VALORES MOBILIÁRIOS, Av. Ipiranga nº 282 – 13º andar, São Paulo – SP, CEP nº 01046-920; UNIBANCO INVESTSHOP CORRETORA DE VALORES MOBILIÁRIOS E CÂMBIO S/A, Av. Euzébio Matoso 891, Pinheiros - São Paulo, CEP nº 05423-901; and ITAÚ CORRETORA DE VALORES S/A, Av. Engenheiro Armando de Arruda Pereira nº 707, 15º andar - São Paulo – SP, CEP nº 04309-010. VII. CLOSING: The matters submitted for deliberation were unanimously approved, without reservations, by those present, and the Company’s Executive Board was authorized to take all necessary measures to implement the resolution, including the right to determine the timing of the operations and the number of shares to be effectively acquired, respecting the limits established in CVM Instruction 10/80, and subsequent amendments to same, and the resolutions adopted by the Board of Directors. Nothing more to be dealt with, the meeting was concluded, and these present Minutes were drawn up, read, approved, and signed by all shareholders attending the meeting. Rio de Janeiro, June 29, 2006. (s.s.) Carlos Francisco Ribeiro Jereissati; Otavio Marques de Azevedo; Marcelo Cunha Ribeiro (alternate); Ronaldo Iabrudi dos Santos Pereira; José Luis Magalhães Salazar (alternate); José Luis Prola Salinas; Isabel S. Ramos Kemmelmeier; and Sergio Mamede Rosa do Nascimento. This document is a free translation from the original Minutes in Portuguese.

Luciene Sherique
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29 , 2006

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.